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EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Passage Bio, Inc.:

        We consent to the use of our report date February 3, 2020, except for the reverse stock split described in Note 3, which is as of February 18, 2020, with respect to the balance sheets of Passage Bio, Inc. as of December 31, 2018 and 2019, and the related statements of operations, changes in convertible preferred stock and stockholders' deficit, and cash flows for the years then ended, and the related notes (collectively, the financial statements) included herein and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 18, 2020

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  EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm